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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Sokol, Simon		Bancinsurance Corporation BCIS
	250 East Broad Street 10th Floor	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			August 30, 2002					September 3, 2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Columbus, OH 43215 (City) (State) (Zip)		☒	Director	☒	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Chairman and Chief Executive Officer

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Shares		8/30/02				J(1)			650,000	D			324,976		D

	Common Shares		8/30/02				J(1)			650,000	D			321,192		I		(2)

	Common Shares		8/30/02				G(1)	V		33,610	D

	Common Shares		8/30/02				J(1)			450,000	D			202,223		I		(3)

	Common Shares		8/30/02				J(1)			1,750,000	A			1,750,000		I		By Falcon Equity Partners, L.P. (1)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Explanation of Responses:

(1)	On August 30, 2002, for estate planning purposes, Simon Sokol (and members of his immediate family whose ownership of BCIS common shares is attributable to him) engaged in the following transactions: (a) Simon Sokol transferred 650,000 BCIS common shares to Falcon Equity Partners, L.P., an Ohio limited partnership whose partners are the members of the Simon Sokol family (“Falcon L.P.”); (b) Barbara K. Sokol, Simon Sokol’s wife, transferred 650,000 BCIS common shares to Falcon L.P.; and (c) Barbara K. Sokol, as trustee of trusts for the benefit of her three children, (i) distributed an aggregate of 33,610 BCIS common shares to such children in accordance with the terms of the trust agreements, and (ii) transferred 450,000 BCIS common shares (150,000 BCIS common shares on behalf of each child) to Falcon L.P. in accordance with the terms of the trust agreements. Simon Sokol, Barbara K. Sokol and each of their three children hold a 37.1, 37.1 and 8.6 percentage interest in Falcon L.P., respectively. Simon Sokol disclaims beneficial ownership of BCIS common shares shown as held by Falcon L.P., except to the extent of his pecuniary interest therein.

(2)	These BCIS common shares are owned of record by Barbara K. Sokol. Simon Sokol disclaims beneficial ownership of such BCIS common shares, and the filing of this report is not an admission that Simon Sokol is the beneficial owner of such BCIS common shares for the purposes of Section 16 or for any other purpose.

(3)	These BCIS common shares are beneficially owned by Barbara K. Sokol, as trustee of trusts for the benefit of her three children. Simon Sokol disclaims beneficial ownership of such BCIS common shares, and the filing of this report is not an admission that Simon Sokol is the beneficial owner of such BCIS common shares for the purposes of Section 16 or for any other purpose.

Simon Sokol /s/ Sally J. Cress as Attorney-in-Fact	10-9-02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

APPENDIX C

POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS: That the undersigned officer and/or director of Bancinsurance Corporation (the “Company”), hereby constitutes and appoints John S. Sokol and Sally J. Cress, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all Forms 3, 4 and 5 that are required by Section 16(a) of the Securities Exchange Act of 1934, as amended, with respect to the securities of the Company beneficially owned by the undersigned, and any and all amendments thereto, and to file the same, and other documents relating thereto, with the Securities and Exchange Commission and any other applicable authority, and grants unto each of said attorneys-in-fact and substitute or substitutes full power and authority to do each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might do in person, and hereby ratifies and confirms all things that each of said attorneys-in-fact and substitute or substitutes may lawfully do and seek to be done by virtue hereof.

     This Power of Attorney shall be valid until such time as it is revoked by the undersigned in writing.

     IN WITNESS WHEREOF, the undersigned has hereunto set his or her hand this 30th day of May, 2001.

/s/ Si Sokol Si Sokol